Exhibit 3.2

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1.	Name of corporation: Powergae Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

3.	Shares:

The corporation authorizes 75,000,000 shares at $.0001 per value

4.	The vote by witch the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

5.	Effective date of filling (optional):

6.	Officer Signature (Required):

*If any proposed amendment would after or change any preference or any refactive or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.